Crane Holdings, Co.

100 First Stamford Place

Stamford, Connecticut 06902

April 14, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Effie Simpson

Claire Erlanger

Erin Donahue

Jay Ingram

Re:	Crane Holdings, Co.

Registration Statement on Form S-4

File No. 333-263119

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-263119) filed by Crane Holdings, Co. (the “Company”) with the United States Securities and Exchange Commission (the “SEC”) on March 1, 2022, as amended on April 13, 2022 (the “Registration Statement”).

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of Registration Statement be accelerated by the SEC to 9:00 a.m., Eastern Time, on Friday, April 15, 2022, or as soon as possible thereafter.

The Company requests that you please notify Ann Beth Stebbins of Skadden, Arps, Slate, Meagher & Flom LLP by telephone at (212) 735-2660 when such effectiveness has been granted and that such effectiveness also be confirmed in writing.

Very truly yours,

Crane Holdings, Co.

By:	/s/ Anthony M. D’Iorio
Name: Anthony M. D’Iorio
Title: Secretary

cc:     Ann Beth Stebbins

Skadden, Arps, Slate, Meagher & Flom LLP